EXECUTED COPY

FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR APRIL 24, 2002

Banco Bilbao Vizcaya Argentaria, S.A.

(Exact name of Registrant as specified in its charter)

Kingdom of Spain
(Jurisdiction of incorporation)
Plaza de San Nicolás 4
48005 Bilbao, Spain
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X   FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___   NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

TABLE OF CONTENTS

BBVA

RELEVANT EVENT

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. informs that it has entered into an agreement with *BNL* shareholders on record for the replacement of the governing bodies of the Italian entity for a period of three years, which will take place in next Meeting to be held on April 30 in Rome.

In the agreement reached with *Generali*, *Banca Monte dei Pashi di Siena* and *Banca Popolare di Vicenza*, ***BBVA*** will name the person proposed for one of the Vice-chairmanships and four members of the Board of Directors, composed of 13 members. Thus ***BBVA*** increases its representation in the *BNL* Board.

The agreement also covers the re-election as Directors of the current Chairman and Chief Executive Officer of the company, as well as maintaining the representation of the main shareholders: *Generali* (two Directors), *BMPS* (one Director) and *BP Vicenza* (one Director). The remaining three Directors are legally reserved for lists that could be presented by minority shareholders.

The signatories have agreed reduce proportionally their joint ownership to 29.60% (from 30.67%) to comply with Italian law regarding share covenants.

Information regarding this agreement is simultaneously being released to *Banca d'Italia* and *Commissione Nazionale per le Societa e la Borsa (CONSOB)* in accordance with Italian law with respect to these type of agreements.

BBVA reaffirms its place as *BNL's* largest shareholder, maintained since its privatization in 1999.

By market capitalization *BNL* is the fifth largest Italian banking group, with a network of 719 branches distributed all over the Italian territory. *BNL* offers global banking services to firms, individuals and institutions.

Madrid, 23 April 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: April 24, 2002

By: ______________________

Name: Miren Josune Basabe Puntox

Title: Authorized Representative of Banco Bilbao Vizcaya Argentaria, S.A.